Nasdaq

805 KING FARM BLVD.
ROCKVILLE, MD 20850

May 2, 2023

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Amendments to Form 1

Dear Sir or Madam:

Enclosed please find an amendment to Exhibit F of Form 1, made pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, reflecting amendments made to the PHLX Individual Membership Application form for Nasdaq PHLX, LLC.

If you have any questions, please do not hesitate to contact Jonathan Cayne, Principal Associate General Counsel at (301) 978-8493 or Jonathan.cayne@nasdaq.com.

Sincerely,

Jonathan F. Cayne

Jonathan Cayne
Principal Associate General Counsel

Enclosures

Nasdaq

Individual Membership Application

A. Applicant Profile

I, ____hereby make application to **Nasdaq Phlx LLC** ("Phlx" or "Exchange") for a Series A-1 Permit. I understand that by virtue of being granted a Permit that:

- To the best of my knowledge I meet the eligibility and application requirements set forth in the By-Laws and Rules of the Exchange.
- I am associated with a duly qualified and registered member organization and am a natural person of at least 21 years of age.
- I shall not hold more than a single Series A-1 Permit.
- I shall be entitled to all the rights, privileges and obligations of a member.
- As a member I may qualify only a single member organization and must designate a single eligible organization as my "primarily affiliated" member organization.
- I, along with each member organization that I am affiliated with, shall remain responsible for all obligations including, without limitation, all applicable dues, fees, charges, fines and other obligations.

My Permit may not be transferred by lease, sale, gift, involuntary transfer, or any other means or as collateral to secure any obligation except as described in General 2, Section 23(h) of the Exchange.

B. Permit Holder Information

Name:	Individual CRD No.:
Email:	Phone:

C. Primary Affiliation

Member Organization:	Organization CRD No.:
Contact:	Title:
Email:	Phone:

D. Secondary Affiliation (if applicable)

If Applicant intends to affiliate with a second on-floor Phlx member organization, additional documentation evidencing the organizational structure of 75% common ownership pursuant to Phlx Options 8, Section 4 is required. See Supplemental Material for further detail.

Member Organization:	Organization CRD No:

E. Business Activities (check all that apply)

On Floor Permit	Electronic Permit
☐ Lead Market Maker ☐ Floor Market Maker ☐ Streaming Quote Trade (SQT) ☐ Floor Broker ☐ Inactive Nominee (Options 8, Section 2(a)(6))	☐ Lead Market Maker ☐ Remote Streaming Quote Trader (RSQT) ☐ Order Entry ☐ PSX Participant (Equity)

F. Statutory Disqualification Disclosure

Pursuant to Securities Exchange Act of 1934, the Exchange may deny or condition trading privileges or bar an individual from becoming associated with a member organization, who is subject to a statutory disqualification. The term, statutory disqualification, is defined under section 3(a)(39)(F) of the Act.

☐ I am NOT subject to a statutory disqualification.

☐ I AM or may be subject to statutory disqualification. Attach the following information:

a. Description of your responsibilities within the organization.
b. All documents relating to your disqualification.
c. Explanation of action taken or approval by another SRO regarding disqualifying event.

G. Signatures

I hereby represent that, I have read and understand the above information and that the answers and attachments are, to the best of my knowledge and belief, true and correct. In consideration of admission to membership in the **Nasdaq Phlx LLC**, I hereby pledge myself to submit to and abide by the By-Laws and Rules of the Organization, as now existing and as hereafter duly amended from time to time.

Applicant Signature:	Date:
Authorized Organization Signature:	Date:

H. Supplemental Material

- Phlx permit holders are required to be registered with a full Uniform Application for Securities Industry Registration (Form U-4) in WebCRD in the appropriate registration categories pursuant to Exchange General 4 and Phlx Options 8, Section 8.
- Applicants who intend to affiliate with two member organizations pursuant to Phlx Options 8, Section 4, must provide the following:
  i) Attestation of common ownership in accordance with Rule
  ii) Name of individual(s) responsible for supervision of Applicant with respect to each affiliation

I. Applicant Filing Instructions

Questions may be directed to Nasdaq Membership at +1 215 496 5159 or +215 496 5322.
Applications and supplemental material should be submitted to membership@nasdaq.com.

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed 05/2/2023	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Nasdaq, PHLX, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   151 W. 42 Street, New York, NY

   23007584
3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   301.978.8400 (Telephone) 301.978.8472 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Cayne, Associate Vice President, Principal Associate General Counsel
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   John Zecca
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: December 31, 2023
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/15/2005 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 05/02/2023 (MM/DD/YY)

John A. Zecca for The Nasdaq Stock Market, LLC (Name of applicant)

By: Date: 2023.05.02 14:54:44 -04'00' ure)

John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________ (Notary Public)

My Commission expires ________________ County of __________________ State of ________________________

Based upon relief from the Commision staff and difficulties arising from Covid-19, The Nasdaq Stock Market, LLC is is making this filing without notarization.